EXHIBIT 21

Subsidiaries of MBNA Corporation

Name	Incorporated

MBNA America Bank, N.A	United States

MBNA America (Delaware), N.A	United States

MBNA International Bank Limited*	United Kingdom

MBNA Canada Bank*	Canada

*	A subsidiary of MBNA America Bank, N.A.